PUBLIC

16001735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Processing Section
FEB 26 2016
Washington DC

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SEC FILE NUMBER
8 - 69515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MIAC Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 900
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen S. Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIAC Capital Markets LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ON THIS 23RD DAY OF FEB. 2016

Notary Public

OATH

Before me, RODNEY E. WISE a Notary Public in and for PALM BEACH County State of FL personally appeared STEPHEN S. HARRIS and he being first duly sworn by me upon his oath, says that the facts alleged in the foregoing instrument are true

(SEAL) (Signed)

NOTARY PUBLIC

RODNEY E. WISE

RODNEY E. WISE
MY COMMISSION #FF043512
EXPIRES August 7, 2017
(407) 398-0153
FloridaNotaryService.com

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

MIAC CAPITAL MARKETS LLC

December 31, 2015

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
MIAC Capital Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of MIAC Capital Markets, LLC as of December 31, 2015. The statement of financial condition is the responsibility of MIAC Capital Markets, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of MIAC Capital Markets, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 25, 2016

MIAC CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 123,445
Total Assets	$ 123,445
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 12,500
Due to related party	35,376
Total Liabilities	47,876
Member's Equity	75,569
Total Liabilities and Member's Equity	$ 123,445

see accompanying notes

MIAC CAPITAL MARKETS LLC

Notes to the Financial Statements

December 31, 2015

1. Organization and Description of Business

MIAC Capital Markets, LLC, (the "Company") was formed in 2014 as a New York state Limited Liability Company. The Company is directly and wholly-owned by the Mortgage Industry Advisory Corporation, "MIAC", a registered SEC Investment Advisor incorporated in 1989 under the laws of the State of Minnesota. MIAC Capital Markets', LLC indirect owners are Robert Husted and Paul VanValkenburg, both of whom are principals of MIAC and own equally the entirety of MIAC's voting shares.

The Company is a registered broker-dealer primarily involved in the referral of transactions in mortgage-backed securities identified by CUSIP. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S. The Company referral activities involve agency issued and guaranteed mortgage-backed securities, and private-label, secondary issue only mortgage backed securities registered with the SEC. The Company is dependent on its parent MIAC for financial support and will continue to be through 2016.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives revenue from broker dealer referrals of transactions in mortgage backed securities identified by CUSIP. The Company is compensated on a per-transaction basis. When a transaction results from an introduction of a prospective buyer and seller, the Applicant will receive a fee in the form of a commission from the asset seller. Although the commission is negotiable and may vary from one transaction to another, the standard and customary commission in the mortgage brokerage industry is 25 basis points of the unpaid principal balance or market value of the security or asset being sold. In all instances, the amount of compensation generated will comply with regulatory guidelines.

The Company recognizes revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Income Taxes

The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is subject to New York City income tax on its partnership earnings. The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than

2. Significant Accounting Policies Continued

not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements in order to comply with the provisions of this guidance. The Company recognizes penalties as income tax expense. During the year ended December 31, 2015, the Company did not incur any interest and penalties. Tax returns since inception are open for examination.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2015, the Company's net capital was $75,569, which exceeded the requirement by $69,585.

4. Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this could involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

5. Related Party Transactions

The Company has entered into an expense sharing agreement with MIAC, as of December 23, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act")' (ii) the By-Laws and Rules of financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

Any expenses paid by MIAC on behalf of the Company will be reimbursed by the Company at the cost to MIAC including that for use of the New York office space (office space lease is in the name of MIAC) which has aggregated $35,376 for the year ended December 31, 2015 and is outstanding as of December 31, 2015 and included in amounts due to related party.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

6. Subsequent Events

The Company has evaluated subsequent events through the date of this report.

MIAC Capital Markets LLC

Annual Audit Report

December 31, 2015